U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):
     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 1996
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


Part I---Registrant Information


         Full Name of Registrant
                  TELS Corporation
                  ----------------

         Address of Principal Executive Office (Street and Number)
                  406 West South Jordan Parkway, Suite 250
                  ----------------------------------------

         City, State and Zip Code
                  South Jordan, UT  84095
                  -----------------------

         File Number
                  0-12993
                  -------


Part II---Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III---Narrative

Due to a delay in completing year end audited financial statements, the form 10-K for the year ending December 31, 1996, could not be completed without unreasonable effort or expense.



Part IV---Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Stephen M. Nelson               (801)                571-1182
              (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [ ] Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                TELS Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date              March 27, 1997      By    /s/Stephen M. Nelson
                  --------------            --------------------
                                               Stephen M. Nelson
                                               President

March 26, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  TELS Corporation

Gentlemen:

We were retained by TELS Corporation as independent certified public accountants to report on the consolidated financial statements at December 31, 1996, and for the year then ended. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Because the Registrant was unable to compile additional information, determined to be required information for the audit, with sufficient time for us to complete our audit procedures, we will not be able to complete our examination by March 31, 1997, which is the required date for the Registrants annual report on Form 10-K.

Very truly yours,

/s/Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.